

Mail Stop 3561

October 1, 2009

Mr. Miodrag Andric
President, Chief Executive Officer and Chairman
Green Star Alternative Energy, Inc.
1660 Hotel Circle North, Suite 207
San Diego, California 92108

> **RE:** **Green Star Alternative Energy, Inc.**
> **Form 8-K Filed September 30, 2009**
> **File No. 0-53627**

Dear Mr. Andric:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 4.01 Changes in Registrant's Certifying Accountant

1. Please revise your disclosure in the second and third paragraphs in (a) to clarify, if true, that Seale and Bears CPAs was engaged on August 6, 2009 and did not issue a report on your financial statements for either of the past two years. Refer to paragraph (a)(1)(ii) of Item 304 of Regulation S-K. Also, since Seale and Bears was engaged on August 6, 2009, your disclosure regarding the going concern qualification contained in your audited financial statements for the fiscal year ended December 31, 2008 is confusing. Please revise as appropriate.

2. Please revise your disclosure in the fourth paragraph in (a) regarding the period during which there were no disagreements with Seale and Beers CPAs. This period should include the two most recent years and any subsequent interim period preceding the firm's dismissal on September 25, 2009. Refer to paragraph (a)(1)(iv) of Item 304 of Regulation S-K.

3. Please note that you are required to file an updated letter from Seale and Beers as an exhibit to the amended filing. Please acknowledge this obligation. Refer to Items 304(a)(3) and 601(b)(16) of Regulation S-K.

4. We note that the date you engaged Chang G. Park, CPAs disclosed in (b) differs from the date disclosed in the first paragraph in (a). Please revise your disclosure as appropriate.

Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review

5. It appears that correction of the accounting error described in paragraphs (1) and (2) will have an effect on your interim financial statements included in Form 10, as amended, and Form 10-Q for the quarter ended June30, 2009. Please tell us why you believe your interim financial statements in these documents can still be relied upon. If you conclude these interim financial statements can no longer be relied upon because of the error, please revise your disclosure to identify the interim financial statements and periods covered that should no longer be relied upon. Refer to Item (a)(1) of Item 4.02 of Form 8-K.

6. To the extent known, please disclose the effects of the accounting error on your financial statements for each annual and interim period that should no longer be relied upon.

7. Please tell us when you intend to file restated financial statements and whether you intend to reconsider the adequacy of your previous disclosures regarding internal controls and disclosure controls and procedures.

        As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

  ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 if you have questions regarding comments on the filing and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

William Thompson
Branch Chief